CROWDFUNDINGLAWYERS
TROWBRIDGE SIDOTI LLP

Eugene Trowbridge, CCIM
Partner
———————

Jillian Sidoti, CCIM
Partner
———————

Nancee Tegeder
Associate Attorney

Jonathan Nieh
Associate Attorney
———————

———————

Mailing Address:

38977 Sky Canyon Drive
Suite 101
Murrieta CA, 92563

Email:
company@crowdfundinglawyers.net

Office:
(323) 799-1342

Website:
www.CrowdfundingLawyers.net

November 13, 2018

VIA EDGAR

Re: ***Elegance Spirits, Inc.***
        Offering Statement on Form 1-A
        File No. 024-10879

Dear Mr. Burr and Ms. Lippmann,

The attached documents are in response to your oral comment received in October 2018. These documents have also been provided to FINRA for review. The Company believes these documents are sufficient to show that Cloverfield Capital Corp. and VC Media Partners are not acting as broker-dealers under the Securities Exchange Act of 1934. We hope this satisfies your comment.

Thank you for time. Please inform the Company and me when the Company may request qualification.

Sincerely,

Jillian Ivey Sidoti, Esq.
Securities Counsel for the Company

Attachments: Affidavit of VC Media Partners, LLC
VC Media Partners Engagement Letter (Amended as of 10/17/2018)
Affidavit of Cloverfield Capital Corp.

VC MEDIA
— PARTNERS —

Affidavit of VC Media Partners, LLC

I, Carl Dawson, as a managing member of VC Media Partners, LLC hereby declare as follows:

1. VC Media Partners sole role in reference to the engagement letter with Elegance Spirits, Inc. is marketing advisory services.

2. VC Media Partners is not engaged in any sales functions.

3. VC Media Partners compensation is NOT tied to the outcome of the raise.

4. At no point has VC Media, or any person related to or affiliated with VC Media, spoken to or communicated with any person or entity about investing in Elegance Spirits, Inc.

5. At no point has VC Media Partners, or any person related to or affiliated with VC Media, accepted any investment with respect to Elegance Spirits, Inc. or company

Executed on October 17, 2018 at Los Angeles, California

By: _____

Carl Dawson, Managing Member of VC Media Partners, LLC

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 17th of October, 2018, by CARL VASHAWN DAWSON, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

_____
Notary Public



PAOLO RUBINO
Notary Public - California
Los Angeles County
Commission # 2194889
My Comm. Expires Oct 14, 2020



22120 Clarendon, Suite 140, Woodland Hills, CA 91367   800 292 4481   www.vcmediapartners.com

VC MEDIA

— PARTNERS —

VC MEDIA PARTNERS ENGAGEMENT LETTER (AMENDED 10/17/2018)

Europa Group USA LLC

10/18/2018

Dear Raj,

This amended engagement letter confirms the understanding and agreement (the "Agreement") between VC Media Partners ("VCMP", Company) and **Europa Group** ("CLIENT", Client) regarding the retention of VCMP as of **10/18/2018** as its marketing advisor for the purposes set forth herein. This Agreement replaces and supersedes in its entirety the Agreement executed by VCMP and the CLIENT on or about 3/13/2018 and the Amended Agreement executed by VCMP and the CLIENT on or about 7/31/2018.

Under this Agreement VCMP will provide various marketing advisory services to CLIENT. Such services will include, but not be limited to, services in connection with CLIENT offering ("Offering") to raise up to $50 million via Regulation A+.

The marketing advisory services to be rendered by VCMP include, at CLIENT's request, the following:

SERVICES INCLUDED: PHASE 1 & PHASE 2

Phase 1 (Production & Market Test):
a) *In conjunction with outside Counsel* Completion of CLIENT filing(s) to SEC for approval(s) including those offering documents necessary for a qualified Regulation A+ Tier 2 filing with the SEC.
b) *In conjunction with outside Auditor* Audit overview and compliance (CLIENT to Pay CPA firm Directly)
c) Roadshow Deck Creation / Print
d) Produce promotional materials
e) Create Elegance Vodka Website
f) Create Intake Script & Intake Call Center Development and Management
g) Pre-and Post-Production and Dub houses to ship creatives to TV stations & outlets
h) Web intake portal and Graphic Development for investment procurements
i) Develop QC Department / Call Quality Control Management
j) Develop Logistics, Inventory, Fulfillment, CRM, Database Management, Call Tracking, and Push Real-time Reporting
k) Begin Testing the Waters: Launch Media Blitz to determine CPA and expected Campaign Raise Goal ETA
   I.   Media Blitz: 2 to 4 Week National TV & if needed; Radio, PR Digital

Phase 2 (Full Rollout):
a) Track & Adjust and pace campaign to hit Campaign Raise Goal
b) Continue Media Blitz based off proven CPA/CPC metrics to reach Campaign Raise Goal
   I.   Ongoing Peak National TV / Radio / PR / Digital Campaign Media Push
c) Monitor Daily Sales with Tracking, Reporting and QC feedback
d) Realign Media Strategy with the CPA metrics
   I.   Ongoing Peak National TV / Radio / PR / Digital Campaign Push
e) Broker / Dealer Continue Push to Market



22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4481 | www.vcmediapartners.com

VC MEDIA
—PARTNERS—

FEES:

The Fee for of this agreement is $150,000 to cover first three tiers inclusive of $50,000 for legal, $100,000 for the full media blitz equal to a total of **$250,000 see table below for payment schedule.**

VCMP will receive between 5% and 13% of the total final number of shares issued under the raise in the in the form of Warrants in the "CLIENT", for services rendered and not performance based.

Final Fee. Before the launch of Phase 2 an addendum to this agreement will be drafted to clearly outline warrants, cost per investor inquiry, and any other items not clearly identified herein.

1. Company estimates, and Client acknowledges that the Fee is reasonable for the matter covered by this Agreement and agrees that no accounting as to the Fee is required of Company. Fee is not contingent on Client's success in raising funds and is due regardless of whether or not Client raises any money. VC Media is not broker dealers therefore the final fee is based on marketing services & used as a form of payments to achieve the marketing goals set forth within "Successful Media Rollout"

FEE PAYMENT SCHEDULE:

The Fees to be paid in advance and may be wired or direct deposited by Client into Company account in full or in accordance with the schedule below:

FEE PAYMENT SCHEDULE:	Payment	DUE Date
Develop Media Package: 60sec TV commercial, 30 min infomercial, PR development, Digital development. **Set-up / Train Intake Call Flow:** Train Call Center, QC set up, Train Broker Dealers or sales reps **Company Promotional:** Roadshow Deck development, Online Investment Portal, payment gate way page set up	$50,000	Due upon signing this agreement
SEC Audit (Outside Audit Firm – Paid directly by CLIENT) SEC Reg A Tier 2 Offer Circular development (Outside council)	$50,000	Due upon task request
Media Blitz: 4-week National TV media Blitz to determine Cost Per Call & Average Investment amount	$50,000	Due upon task request
Full Media Rollout: Media roll out across over 1000 TV outlets on Cost Per Call TBD after 4-week Media Blitz.	$100,000	Due upon task request
Cost Per Call (CPC): Weekly additional payment will be made after the cost-per-call is measured and the Testing the Waters phase is complete per the investor traffic delivered. **NOTE:** CLIENT must maintain TV media going forward on a Cost Per Call to hit raise goal. Upon SEC approved CLIENT can use incoming investments to cover media cost. Based on similar offers, the average CPC ranges between $50 to $100 **Addendum:** Reflecting addendum will be sent for approval before launch	Cost Per Call	Weekly Billable for investor calls received the previous week.





VC MEDIA
— PARTNERS —

VENUE AND CHOICE OF LAW

Any dispute related to this Agreement shall be subject to alternative dispute resolution and/or litigation in the State of California, LA County. The laws of the State of California shall be applied to all disputes related to this Agreement.

EFFECTIVE DATE

This Agreement will take effect on Companies receipt of a copy executed by Client as described above.

Client acknowledges that client has read and understands this entire Agreement. Client further acknowledges that this document contains the entire agreement between the parties and it shall supersede any representations or promises not set forth herein. **This Agreement may not be modified except in a writing executed by Company and Client.**

Force Majeure; Substantial Damage In the event that either party to this Agreement is unable to perform its obligations hereunder or to enjoy any of its benefits because of substantial damage or destruction to the venue or organization due to any cause, a natural disaster, or action or decree of governmental body with appropriate jurisdiction (hereinafter referred to as a "Force Majeure Event"), the party that has been so affected shall immediately give notice to the other party of such fact and shall do everything possible to resume its performance. If the party is unable to perform, the party that received such notice may terminate this Agreement by giving notice thereof to the party unable to perform because of such Force Majeure Event.

Indemnification. Each party hereto shall indemnify and hold the others (hereinafter the "indemnified parties") harmless from any and all losses, claims, actions, damages, and expenses arising out of or resulting from every act or omission of the indemnifying party or any of its officers or employees under this Agreement. In the event that any suit based upon any such loss, claim, action, damage, or expense is brought against the indemnified parties, the indemnifying party, upon notice of the commencement thereof, shall defend the same at its sole cost and expense; and if final judgment be adverse to the indemnified parties or the indemnified parties and the indemnifying party, jointly the indemnifying party shall promptly satisfy the same.

Alternative Dispute Resolution. Mindful of the high cost of litigation, not only in dollars, but also in time and energy, the parties intend to and do hereby establish the following out-of-court alternate dispute resolution procedure to be followed in the event any controversy or dispute should arise out of or relating to this contract or relating to any change orders or other changes or addendums to this contract.

If a dispute develops between the parties to this contract, they will submit to mediation to address any controversy or claim arising out of or relating to this contract or relating to any change orders or other changes or addendums to this contract. Prior to the beginning of the mediation process, the parties may agree that if there are one or more disputed items that remain unresolved at the end of the mediation, the parties will proceed with binding mediation where the mediator will render a final and binding



22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4481 | www.vcmediapartners.com

VC MEDIA
— PARTNERS —

Page 4 of 7

decision on those unresolved items, or the parties may elect to submit the remaining unresolved items to a med-

arb procedure where a new and separate binding arbitration session will be scheduled to settle any unresolved issues remaining after the mediation session has been concluded. The parties must mutually agree to utilize binding mediation or arbitration, or the parties will be bound only to participate in the mediation process. The mediation and/or arbitration shall be conducted by and according to the Mediation and/or Arbitration Rules and Procedures of JAMS. Both parties shall share the cost of the dispute resolution process equally up to and including the mediation settlement agreement or arbitration award although personal attorneys and witnesses or specialists are the direct responsibility of each party and their fees and expenses shall be the responsibility of the individual parties. As part of the decision of the mediator in binding mediation or as part of the Arbitration Award, the mediator or arbitrator shall award the prevailing party reasonable attorney's fees and reasonable expenses in any manner in which the mediator or arbitrator feels is fair and equitable to the parties. The Mediation Settlement Agreement and/or Arbitration Award shall be binding on the parties and shall be enforceable in any court of competent jurisdiction.

Assignments. No assignment of the rights associated with the sponsorship herewith and otherwise granted herein shall be effective without the prior written approval of the Company, as appropriate, whose approval shall not be unreasonable withheld; provided, that a party's approval or disapproval of an assignment shall be based solely on the financial and operational capacity of the proposed assignee to perform the obligations it would assume were approval granted for such assignment.

Notices. Any notice or communication to be given by one party to the other under this Agreement must be in writing; and if given by registered or certified mail, such notice or communication shall be deemed to have been given and received when a registered or certified letter containing such notice or communication, properly addressed, with postage prepaid, is deposited in the United States mail, but if given otherwise than by registered or certified mail, it shall be deemed to have been given when received by the party to whom it is addressed. Such notices or communications shall be delivered or sent to the addresses each party specifies in writing upon execution of this Agreement.



22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4487 | www.vcmediapartners.com



VC MEDIA
— PARTNERS —

Page 5 of 7

NOTICE TO CLIENT

Do not sign and initial this Agreement before you read it. This is a legally binding contract. You are encouraged to seek the advice of independent counsel with regard to the terms and conditions of this Agreement. Your signature below indicates that you have sought such advice or that you are waiving your right to do so.

If required, we can also send a campaign memo to you every week/month/quarter which details campaign progress.

If you agree that the foregoing fairly sets out your understanding of our mutual responsibilities, please sign a copy of this agreement in the space indicated below.

SIGNATURES

By: _____   Dated: _____

   (Client)

By:  _____   Dated: 10/18/2018

   VC Media Partners, LLC   (Company)

22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4481 | www.vcmediapartners.com



Page 6 of 7

Appendix A:

VCMP is not a Broker-Dealer or Attorney.

("CLIENT Inc) agrees to retain own ("Attorney") for the following legal matter:

Offering Documents ("Offering Documents") and legal services necessary for a qualified Regulation A+ Tier 2 filing with the SEC.

SERVICES NOT PROVIDED BY VCMP:

- Formation of a new company (if necessary)
- File necessary documents with the Secretary of State
- Enlisting services of registered agent
- Draft Multi-Member Operating Agreement or Bylaws
- Any other agreement between the Company and its members or shareholders, appropriately addressed in the Operating Agreement or Bylaws
- Drafting of the Form 1-A allowing an offering amount of up to $50,000,000 ("Maximum Offering Amount")
- Consultation with Client about securities rules, regulations, and disclosure obligations
- Subscription Agreement complying with Regulation A and containing necessary representations and warranties
- Customized Risk Factors
- Draft and File Securities Filings with SEC
- Answer of all and any comments from the SEC until qualification is granted.
- Review and filing of all testing the waters advertising and post qualification advertising.
- Introduction to and communication with other required professionals including transfer agent and auditor.
- Litigation services of any kind, whether in court, arbitration, administrative hearings, or government agency hearings.



22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4481 | www.vcmediapartners.com



Page 7 of 7

Exhibit A:

WIRE TRANSFER INSTRUCTIONS

Please include following information on all wire transfers to our bank account:

REMIT TO BANK NAME	WELLS FARGO
BANK ADDRESS	6001 TOPANGA CANYON RD WOODDLAND HILLS CA 91367
ACCOUNT NUMBER	***
WIRE ROUTING	***
ACH Routing	***
SWIFT NUMBER	***
FOR CREDIT TO	VC MEDIA PARTNERS, LLC
REFERENCE (EX: INVOICE NUMBER)	
AMOUNT AND CURRENCY	

Please contact our Accounting DEPT at (800)292-4481 or by email at accounting@vcmediapartners.com should you have any questions or encounter any difficulties.

Much appreciated in advance!



22120 Clarendon, Suite 140, Woodland Hills, CA 91367 | 800 292 4481 | www.vcmediapartners.com

DocuSign Envelope ID 526A5CFA-9020-48B3-64E1-66E83AD2BBCF

CLOVERFIELD CAPITAL CORP.

CLOVERFIELD CAPITAL CORP
TORRE DE LAS AMERICAS
PUNTA PACIFICA PISO B - 402
PANAMÁ
REPÚBLICA DE PANAMÁ

Date: 7ᵗʰ October 2018

To: United States Financial Industry Regulatory Authority (FINRA)

I, Tom Nadav of 4B/56 Military Road, Dover Heights, 2030, Australia, hereby acknowledge that I am a shareholder in and control CLOVERFIELD CAPITAL CORP. and confirm the following:

- I am not a United States person;
- CLOVERFIELD CAPITAL CORP. is not a United States person, corporation, partnership, or other organization organized under United States laws;
- CLOVERFIELD CAPITAL CORP. is not a broker dealer, nor is it soliciting investment from any person, corporation, partnership, or other organization in the United States; and
- CLOVERFIELD CAPITAL CORP. is not aiding the company in raising capital through the proposed Regulation A+ Tier 2 Offering.

CLOVERFIELD CAPITAL CORP. is solely engaged by **ELEGANCE SPIRITS, INC.** to provide management services, advisory services and M&A advisory throughout its life cycle.

Sincerely,

DocuSigned by:

BD519519817C45C

Tom Nadav (Chartered Accountant)

For and on behalf of:

CLOVERFIELD CAPITAL CORP
TORRE DE LAS AMERICAS
PUNTA PACIFICA PISO B - 402
PANAMÁ
REPÚBLICA DE PANAMÁ